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                                    FORM N-8F

I.    GENERAL IDENTIFYING INFORMATION

1. REASON FUND IS APPLYING TO DEREGISTER (CHECK ONLY ONE; FOR DESCRIPTIONS, SEE INSTRUCTION 1 ABOVE):

      [X] MERGER

      [ ] LIQUIDATION

      [ ] ABANDONMENT OF REGISTRATION

      (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

      [ ] ELECTION OF STATUS AS A BUSINESS DEVELOPMENT COMPANY

      (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.    NAME OF FUND:

      Market Street Fund

3.    SECURITIES AND EXCHANGE COMMISSION FILE NUMBER:      File Number  2-98755
      INVESTMENT COMPANY ACT REGISTRATION NUMBER:          Number  811-4350

4.    IS THIS AN INITIAL FORM N-8F OR AN AMENDMENT TO A PREVIOUSLY FILED FORM
      N-8F?

      [X]      Initial Application                [ ]    Amendment

5. ADDRESS OF PRINCIPAL EXECUTIVE OFFICE (INCLUDE NO. & STREET, CITY, STATE, ZIP CODE):

      Principal Executive Office:

             1000 Chesterbrook Boulevard
             Berwyn, Pennsylvania 19312-1181

      Registered Office:

             103 Bellevue Parkway
             Wilmington, Delaware 19809

6. NAME, ADDRESS, AND TELEPHONE NUMBER OF INDIVIDUAL THE COMMISSION STAFF SHOULD CONTACT WITH ANY QUESTIONS REGARDING THIS FORM:

      James Bernstein
      1200 River Road
      Conshohocken, Pennsylvania 19428
      484-530-1695

7. NAME, ADDRESS, AND TELEPHONE NUMBER OF INDIVIDUAL OR ENTITY RESPONSIBLE FOR MAINTENANCE AND PRESERVATION OF FUND RECORDS IN ACCORDANCE WITH RULES 31A-1 AND 31A-2 UNDER THE ACT [17 CFR SECTION 270.31A-1, 17 CFR SECTION 270.31A-2]:

      Gerald J. Holland
      1200 River Road
      Conshohocken, Pennsylvania 19428
      484-530-1529

      NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in Rules 31a-1 and 31a-2 for the periods specified in those rules.
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8.    CLASSIFICATION OF FUND (CHECK ONLY ONE):

      [X]   Management company;

      [ ]   Unit investment trust; or

      [ ]   Face-amount certificate company.

9.    SUBCLASSIFICATION IF THE FUND IS A MANAGEMENT COMPANY (CHECK ONLY ONE):

      [X]      Open-end      [ ]  Closed-end

10. STATE LAW UNDER WHICH THE FUND WAS ORGANIZED OR FORMED (E.G., DELAWARE, MASSACHUSETTS):

      Delaware

11. PROVIDE THE NAME AND ADDRESS OF EACH INVESTMENT ADVISER OF THE FUND (INCLUDING SUB-ADVISERS) DURING THE LAST FIVE YEARS, EVEN IF THE FUND'S CONTRACTS WITH THOSE ADVISERS HAVE BEEN TERMINATED.

      ADVISERS

      Gartmore Mutual Fund Capital Trust (October 1, 2002 - April 25, 2003) 1200 River Road
      Conshohocken, Pennsylvania 19428

      Market Street Investment Management Company ("MSIM")
      (formerly, "Providentmutual Investment Management Company")
      (1985 - September 30, 2002)
      1000 Chesterbrook Boulevard (December 1999 - September 30, 2002) Berwyn, Pennsylvania 19312

            Former MSIM Address (1997 - December 1999):
            1050 Westlakes Drive
            Berwyn, Pennsylvania 19312


      Sentinel Advisors Company ("SAC") (1997 - January 26, 2001)
      One National Life Drive
      Montpelier, Vermont  05604

            SAC served as the adviser for the following five (5) Market Street Fund Portfolios: (i) Money Market Portfolio; (ii) All Pro Broad Equity Portfolio (formerly, "Growth Portfolio"); (iii) Bond Portfolio; (iv) Balanced Portfolio (formerly, "Managed Portfolio"); and (v) Mid Cap Growth Portfolio (formerly, "Aggressive Growth Portfolio").

      SUBADVISERS

      Alliance Capital Management L.P. (All Pro Broad Equity and All Pro Large Cap Growth Portfolios; terminated as of April 28, 2003)
      1345 Avenue of the Americas
      New York, New York  10105

      The Boston Company Asset Management, LLC (International Portfolio; terminated as of April 28, 2003)

      One Boston Place, 14th Floor
      Boston, Massachusetts  02108

      Cohen, Klingenstein & Marks, Inc. (All Pro Large Cap Growth Portfolio; terminated as of January 26, 2001)

      2112 Broadway
      New York, New York  10023

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      SUBADVISERS (continued)


      Denver Investment Advisors (All Pro Small Cap Value Portfolio; terminated as of February 1, 2000)
      1225 17th Street
      Denver, Colorado  80202

      Equinox Capital Management, Inc. (All Pro Large Cap Value Portfolio; terminated as of January 26, 2001)
      590 Madison Avenue, 41st Floor
      New York, New York  10022

      Fred Alger Management Inc. (Balanced Portfolio; terminated as of April 28,
      2003)
      111 Fifth Avenue
      New York, New York  10003

      Geewax, Terker & Co. (All Pro Large Cap Growth Portfolio; terminated as of April 28, 2003)
      414 Old Baltimore Pike
      Post Office Box 2700
      Chadds Ford, Pennsylvania 19317

      Harris Associates (All Pro Large Cap Value Portfolio; terminated as of April 1, 2000)
      2 North LaSalle Street, Suite 500
      Chicago, Illinois  60602

      Husic Capital Management (All Pro Broad Equity and All Pro Small Cap Growth Portfolios; terminated as of April 28, 2003)
      555 California Street, Suite 2900
      San Francisco, California  94104

      Lee Munder Investments, Ltd. (All Pro Small Cap Growth Portfolio; terminated as of April 28, 2003)
      200 Clarendon Street
      Boston, Massachusetts  02117

      Mellon Equity Associates, L.L.P. (All Pro Large Cap Value Portfolio; terminated as of April 28, 2003)
      500 Grant Street, Suite 4200
      Pittsburgh, Pennsylvania  15258

      Oak Associates, Ltd. (All Pro Large Cap Growth Portfolio; terminated as of April 30, 1999)
      3875 Embassy Parkway, Suite 250
      Akron, Ohio  44333

      Reams Asset Management Company, LLC (All Pro Broad Equity and All Pro Small Cap Value Portfolios; terminated as April 28, 2003)
      227 Washington Street
      Post Office Box 727
      Columbus, Indiana  47202-0727

      Sanford C. Bernstein & Co., LLC (All Pro Broad Equity and All Pro Large Cap Value Portfolios; terminated as April 28, 2003)
      767 Fifth Avenue
      New York, New York  10153

      SSgA Funds Management, Inc. (Equity 500 Index Portfolio; terminated as April 28, 2003)
      One International Place, 25th Floor
      Boston, Massachusetts  02110

      Standish, Ayer & Wood (All Pro Small Cap Growth Portfolio; terminated as of August 24, 2000)
      One Financial Center
      Boston, Massachusetts  02110

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      SUBADVISERS (continued)
      -----------

      Sterling Capital Management LLP (All Pro Small Cap Value Portfolio; terminated as of April 28, 2003)
      301 South College Street, Suite 3200
      Charlotte, North Carolina  28200-6005

      T. Rowe Price Associates, Inc. (Mid Cap Growth Portfolio; terminated as of September 30, 2002)
      100 East Pratt Street
      Baltimore, Maryland  21202

      Western Asset Management Company (Bond Portfolio; terminated as of April 28, 2003)
      117 East Colorado Blvd.
      Pasadena, California  91105

      Wilshire Associates Inc. (consultant - terminated as of April 28, 2003) 1299 Ocean Avenue, Suite 700
      Santa Monica, California  90401

      1838 Investment Advisors LLC (All Pro Small Cap Value Portfolio; terminated as of December 10, 1999)
      2701 Renaissance Boulevard
      King of Prussia, Pennsylvania 19406

12. PROVIDE THE NAME AND ADDRESS OF EACH PRINCIPAL UNDERWRITER OF THE FUND DURING THE LAST FIVE YEARS, EVEN IF THE FUND'S CONTRACTS WITH THOSE UNDERWRITERS HAVE BEEN TERMINATED:

      1717 Capital Management Company
      300 Continental Drive
      Newark, Delaware  19713

13.   IF THE FUND IS A UNIT INVESTMENT TRUST ("UIT") PROVIDE: N/A

      (A) DEPOSITOR'S NAME(S) AND ADDRESS(ES):    Not applicable

      (B) TRUSTEE'S NAME(S) AND ADDRESS(ES):      Not applicable

14. IS THERE A UIT REGISTERED UNDER THE ACT THAT SERVED AS A VEHICLE FOR INVESTMENT IN THE FUND (E.G., AN INSURANCE COMPANY SEPARATE ACCOUNT)?

      [X]  Yes          [   ]  No

      If Yes, for each UIT state:

            1.    Name: Nationwide Life Insurance Company of America
                       (formerly, "Provident Mutual Life Insurance Company") (NLICA) Variable Life Insurance Separate Account
                  File No.: 811-4460
                  Business Address:  1000 Chesterbrook Boulevard, Berwyn,
                                     Pennsylvania 19312

            2.    Name: Nationwide Life Insurance Company of America
                        (formerly, "Provident Mutual Life Insurance Company") (NLICA) Variable Annuity Separate Account
                  File No.:  811-7708
                  Business Address:  1000 Chesterbrook Boulevard, Berwyn,
                                     Pennsylvania 19312

            3.    Name: Nationwide Life and Annuity Company of America
                        (formerly, "Providentmutual Life and Annuity Company of America") (NLACA) Variable Life Insurance Separate Account
                  File No.:  811-8722
                  Business Address: 300 Continental Drive, Newark, Delaware
                                    19713

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            4.    Name: Nationwide Life and Annuity Company of America
                        (formerly, "Providentmutual Life and Annuity Company of America") (NLACA) Variable Annuity Separate Account
                  File No.:  811-6484
                  Business Address:  300 Continental Drive, Newark, Delaware
                                     19713

            5.    Name: National Life Insurance Company of Vermont - National
                        Variable Annuity Account II
                  File No.:  811-08015
                  Business Address: One National Life Drive, Montpelier, Vermont
                                    05604

            6.    Name: National Life Insurance Company of Vermont - National
                        Variable Life Insurance Account
                  File No.:  811-09044
                  Business Address: One National Life Drive, Montpelier, Vermont
                                    05604

15.   (A)   DID THE FUND OBTAIN APPROVAL FROM THE BOARD OF DIRECTORS CONCERNING
            THE DECISION TO ENGAGE IN A MERGER, LIQUIDATION, OR ABANDONMENT OF
            REGISTRATION?

            [X]  Yes [     ]  No

            If Yes, state the date on which the board vote took place:

            September 20, 2002

            If No, explain:

      (B) DID THE FUND OBTAIN APPROVAL FROM THE SHAREHOLDERS CONCERNING THE DECISION TO ENGAGE IN LIQUIDATION OR ABANDONMENT OF REGISTRATION?

            [ X ]   Yes       [     ]   No

            If Yes, state the date on which the shareholder vote took place:

            February 21, 2003

            If No, explain:


II.   DISTRIBUTIONS TO SHAREHOLDERS

16. HAS THE FUND DISTRIBUTED ANY ASSETS TO ITS SHAREHOLDERS IN CONNECTION WITH THE MERGER OR LIQUIDATION?

      [X]   Yes         [    ]    No

      (A)   IF YES, LIST THE DATE(S) ON WHICH THE FUND MADE THOSE DISTRIBUTIONS:

            April 28, 2003

      (B)   WERE THE DISTRIBUTIONS MADE ON THE BASIS OF NET ASSETS?

            [X]   Yes         [    ]    No

      (C)   WERE THE DISTRIBUTIONS MADE PRO RATA BASED ON SHARE OWNERSHIP?

            [X]   Yes         [    ]    No

      (D) IF NO TO (B) OR (C) ABOVE, DESCRIBE THE METHOD OF DISTRIBUTIONS TO SHAREHOLDERS. FOR MERGERS, PROVIDE THE EXCHANGE RATIO(S) USED AND EXPLAIN HOW IT WAS CALCULATED:

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(E)   LIQUIDATIONS ONLY: N/A

            WERE ANY DISTRIBUTIONS TO SHAREHOLDERS MADE IN KIND?

            [ ] Yes                  [ ] No

            If Yes, indicate the per centage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.   CLOSED-END FUNDS ONLY: N/A
      HAS THE FUND ISSUED SENIOR SECURITIES?

      [ ] Yes                  [ ] No

      If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.   HAS THE FUND DISTRIBUTED ALL OF ITS ASSETS TO THE FUND'S
      SHAREHOLDERS?

      [X] Yes                  [ ] No

      If No,

      (a) How many shareholders does the fund have as of the date this form is filed?

      (b) Describe the relationship of each remaining shareholder to the fund:

19. ARE THERE ANY SHAREHOLDERS WHO HAVE NOT YET RECEIVED DISTRIBUTIONS IN COMPLETE LIQUIDATION OF THEIR INTERESTS?

      [ ] Yes                  [X] No

      If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.  ASSETS AND LIABILITIES

20. DOES THE FUND HAVE ANY ASSETS AS OF THE DATE THIS FORM IS FILED? (See question 18 above)

      [ ] Yes                  [X] No

      If Yes,

      (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:


      (b)   Why has the fund retained the remaining assets?


      (c)   Will the remaining assets be invested in securities?

            [ ] Yes            [ ] No

21. DOES THE FUND HAVE ANY OUTSTANDING DEBTS (OTHER THAN FACE-AMOUNT CERTIFICATES IF THE FUND IS A FACE-AMOUNT CERTIFICATE COMPANY) OR ANY OTHER LIABILITIES?

      [ ] Yes                  [X] No

      If Yes,

      (a)   Describe the type and amount of each debt or other liability:

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      (b)   How does the fund intend to pay these outstanding debts or other liabilities?


IV.   INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.   (A)   LIST THE EXPENSES INCURRED IN CONNECTION WITH THE MERGER OR
            LIQUIDATION:

            (i)   Legal expenses: $61,607

            (ii)  Accounting expenses: $13,320

            (iii) Other expenses (list and identify separately): $10,000 (Final
                  Board of Trustees Meeting)

            Proxy mailing/tabulation expenses:          $198,489
            Proxy solicitation expenses:                $4,892

            (iv)  Total expenses (sum of lines (i)-(iii) above): $288,308

      (B)   HOW WERE THOSE EXPENSES ALLOCATED? N/A

      (C)   WHO PAID THOSE EXPENSES?

            Gartmore Mutual Fund Capital Trust

      (D)   HOW DID THE FUND PAY FOR UNAMORTIZED EXPENSES (IF ANY)? N/A

23. HAS THE FUND PREVIOUSLY FILED AN APPLICATION FOR AN ORDER OF THE COMMISSION REGARDING THE MERGER OR LIQUIDATION?

      [ ] Yes           [X] No

      If Yes, cite the release numbers of the Commission' notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.    CONCLUSION OF FUND BUSINESS

24.   IS THE FUND A PARTY TO ANY LITIGATION OR ADMINISTRATIVE PROCEEDING?

      [ ] Yes           [X] No

      If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. IS THE FUND NOW ENGAGED, OR INTENDING TO ENGAGE, IN ANY BUSINESS ACTIVITIES OTHER THAN THOSE NECESSARY FOR WINDING UP ITS AFFAIRS?

      [ ] Yes           [X] No

      If Yes, describe the nature and extent of those activities:

VI.   MERGERS ONLY

26.   (A)   STATE THE NAME OF THE FUND SURVIVING THE MERGER:

            Gartmore Variable Insurance Trust

      (B) STATE THE INVESTMENT COMPANY ACT FILE NUMBER OF THE FUND SURVIVING THE MERGER:

            File Number: 811-03213

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      (C)   IF THE MERGER OR REORGANIZATION AGREEMENT HAS BEEN FILED WITH THE
            COMMISSION, STATE THE FILE NUMBER(S), FORM TYPE USED, AND DATE THE AGREEMENT WAS FILED:

            File Number(s):  2-73024, 811-3213
            Form N-14
            November 4, 2002

      (D) IF THE MERGER OR REORGANIZATION AGREEMENT HAS NOT BEEN FILED WITH THE COMMISSION, PROVIDE A COPY OF THE AGREEMENT AS AN EXHIBIT TO THIS FORM.

                                  VERIFICATION

      The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of Market Street Fund, (ii) he is Trustee of Market Street Fund, and (iii) all actions by trustees and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

                                      MARKET STREET FUND



                                      By:      /S/ ROBERT KLOSS
                                               ----------------
                                      Name:    Robert W. Kloss
                                      Title:   Trustee and Chairman of the Board
                                      Date:    May 15, 2003



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